

Mailstop 3233

October 25, 2016

Via E-mail
Ryan Louvar
General Counsel, WisdomTree Asset Management, Inc.
WisdomTree Continuous Commodity Index Fund
c/o WisdomTree Commodity Services LLC
245 Park Avenue, 35th Floor
New York, New York 10167

     Re: **WisdomTree Continuous Commodity Index Fund**
               Registration Statement on Form S-3
               Filed October 18, 2016
               File No. 333-214153

Dear Mr. Louvar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your common units of beneficial interest were offered on a continuous basis pursuant to Rule 415 on a registration statement on Form S-3, File No. 333-188743, which was declared effective on September 19, 2013. Rule 415(a)(5) provides that securities registered under Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Therefore, the three-year period for your continuous offering ended on September 19, 2016. We further note that you disclosed in a Form 8-K filed on October 5, 2016, that on October 4, 2016, WisdomTree Commodity Services LLC temporarily suspended the ability of authorized participants to purchase new creation baskets of shares of the fund pending the effectiveness of a new registration statement. Please provide us with a legal analysis of your compliance with Section 5 of

the Securities Act of 1933 for offers and sales made under the old registration statement, File No. 333-188743, during the period after which the registration statement expired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Terrence Childers, Bryan Cave LLP